For period ending August 31, 2002									Exhibit 77Q3

File number 811-4448






The registrants principal executive officer and principal financial officer have concluded that the registrants disclosure controls and procedures as defined in Rule 30a-2c under the Investment Company Act of 1940, as amended are effective based on their evaluation of these controls and procedures as of a date within 90 days of the filing date of this document. There were no significant changes in the registrants internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

UBS Money Market Fund